# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oklo Inc., CIK 0001849056
CUSIP: 02156V109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3190 Coronado Dr., Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-046912
Filed by CIK 0001669609

## Reporting persons
- Mithril II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mithril II GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mithril II UGP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ajay Royan: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Peter Thiel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Oklo Inc.
Address of issuer's principal executive offices: 3190 Coronado Dr.

## Item 2. Person Filing
Name of person filing: Introductory Note: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission on May 20, 2024 (the "Original Schedule 13G"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.*
Percent of class: See Row 11 of the cover page for each Reporting Person.*
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.*
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.*
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.*
Shared power to dispose or to direct the disposition:
See Row 8 of the cover page for each Reporting Person.

* Except to the extent of their pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mithril II LP: /s/ Ajay Royan, Ajay Royan/Managing Member of Mithril II UGP LLC the General Partner of Mithril II GP LP the General Partner of Mithril II LP (02/13/2025)
- Mithril II GP LP: /s/ Ajay Royan, Ajay Royan/Managing Member of Mithril II UGP LLC the General Partner of Mithril II GP LP (02/13/2025)
- Mithril II UGP LLC: /s/ Ajay Royan, Ajay Royan/Managing Member (02/13/2025)
- Ajay Royan: /s/ Ajay Royan, Ajay Royan (02/13/2025)
- Peter Thiel: /s/ Peter Thiel, Peter Thiel (02/13/2025)